UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Coyote Resources, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
05550L-10-6

(CUSIP Number)
John David Anderson
3253 West 24th Avenue
Vancouver, British Columbia, Canada V6L 1 R8
 (604) 218-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 12, 2010

(Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05550L-10-6

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John Anderson

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________________________________________________________________________________

	6.	Citizenship or Place of Organization Canada

Number of	7. U	Sole Voting Power 83,334
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each	9. U	Sole Dispositive Power 83,334
Reporting	10.	Shared Dispositive Power 0
Person
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,334

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _______________________________________________________________________________

	13.	Percent of Class Represented by Amount in Row (11) 10.88%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1.  Security and Issuer

This statement relates to shares of the common stock, $.001 par value of Coyote Resources, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5490 Longley Lane, Reno, Nevada 89511.

Item 2.  Identity and Background

(a)	Name:	John Anderson
(b)	Business Address:	3253 W. 24th Ave., Vancouver, British Columbia, Canada V6L1R8
(c)	Present Principal Occupation:	Business man
(d)	Disclosure of Criminal Proceedings:	Mr. Anderson has not been convicted in any criminal proceeding at any time.
(e)	Disclosure of Civil Proceedings:
Mr. Anderson has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Anderson is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Anderson purchased 83,334 shares of the Issuer’s common stock pursuant to a Stock Purchase Agreement entered into with the former officer of the Issuer, in exchange for cash of $500 which was from his personal funds.

Item 4.  Purpose of Transaction

On August 12, 2010, Mr. Anderson purchased 83,334 shares of the Issuer’s common stock pursuant to a Stock Purchase Agreement entered into with a former officer of the Issuer, in exchange for cash of $500, or approximately $0.006 per share. The transaction was concurrent with a change in control of the Issuer.

Item 5.  Interest in Securities of the Issuer

Mr. Anderson beneficially owns a total of 83,334 shares of the Issuer’s common stock as follows:

(a)Mr. Anderson directly and personally owns 83,334 shares of the Issuer’s common stock which comprises 10.88% of the Issuer’s total issued and outstanding shares.

(b)Mr. Anderson has sole voting and dispositive power as to the 83,334 shares he owns directly.

(c)   On August 12, 2010, Mr. Anderson acquired 83,334 shares of the Issuer’s shares by concluding a stock purchase transaction to acquire 83,334 shares of the Issuer’s common stock in conjunction with a change of control transaction.   Reference is hereby made to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on or about August 18, 2010.

(d)Not Applicable.

(e)Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on or about August 18, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2010

Date

/s/ John Anderson
John Anderson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)